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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69523

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YYYY) AND ENDING 12/31/2016 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TIGERRISK CAPITAL STRATEGIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of the Americas, Suite 3005
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name -- *if individual, state last, first, middle name*)

488 Madison Avenue, Floor 3	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Antonio Ursano. Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tigerrisk Capital Strategies LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

AMBER SMOKE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SM6173220
Qualified in Queens County
My Commission Expires August 20, 2019

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIGERRISK CAPITAL STRATEGIES LLC

Financial Statement
For the Year Ended
December 31, 2016

TIGERRISK CAPITAL STRATEGIES LLC

Index


Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TigerRisk Capital Strategies LLC
New York, New York

We have audited the accompanying statement of financial condition of TigerRisk Capital Strategies LLC as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of TigerRisk Capital Strategies LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TigerRisk Capital Strategies LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 27, 2017

TIGERRISK CAPITAL STRATEGIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	3,049,443
Due from clearing broker		487,250
Accounts receivable		662,884
Due from affiliates		1,773
Fixed assets, net of depreciation of $87,095		229,787
Prepaid expenses		129,381
TOTAL ASSETS	$	4,560,518

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES

Accounts payable and accrued expenses	$	690,394
Due to affiliates		445,545
Deferred rent		47,217
Deferred revenue		275,000
Total liabilities		1,458,156
MEMBER'S CAPITAL		3,102,362
Total liabilities and member's capital	$	4,560,518

The accompanying notes are an integral part of this statement of financial condition.

Note 1. ORGANIZATION

TigerRisk Capital Strategies, LLC (the "Company"), a wholly-owned subsidiary of TigerRisk Partners LLC (the "Parent Company"), was formed on July 3, 2008, under the Delaware Limited Liability Act. The Company acts as a broker-dealer engaging in private placement of securities, merger & acquisition advisory services, and providing related financial services. The Company, which is a member of the Financial Industry Regulatory Authority (FINRA) since May of 2015, carries no customer funds or securities and is exempt from the requirement to make computations for the determination of reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is headquartered in New York, New York.

All securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions related to the customer' securities.

The Company operates under the exemption provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and, according, is exempt from the remaining provision of that rule.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Estimates

The preparation of financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Certain amounts included in the financial statement are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statement and actual results could differ from the estimates and assumptions.

Cash and cash equivalents:

For purposes of presentation on the balance sheet, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage limits.

Depreciation and Amortization:

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is provided on a straight line basis using estimated useful lives of five years. Leasehold improvements are recorded at cost and amortized over the shorter of the estimated useful life or term of lease.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Accounts Receivable:

Customer accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. Customer account balances over 120 days are reviewed by management based on the customer's current creditworthiness and willingness to pay for the work performed. Based on this review, the carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that are doubtful for collection. Since all customer receivables are believed to be fully collectible, no allowance for doubtful accounts is reflected in the accompanying financial statement.

Income taxes:

The Company is treated as a partnership for federal income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statement does not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction, New York and Connecticut are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal examinations by tax authorities for years before 2013.

Fair Value:

The Company's short term financial instruments consist of cash and cash equivalents, receivables, and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments' short term nature.

Note 3. RELATED PARTY TRANSACTIONS

At December 31, 2016, the Company has due to and from affiliates in the amount of $1,773 and $445,545 respectively which is reflected on the accompanying statement of financial condition. The due to affiliates represents amounts due for operational expenses and are non-interest bearing or due on demand.

The Company entered into an expense sharing agreement whereby most expenses including the Parent Company's office rental lease agreement associated with the operations of the Company are paid by the

Parent Company and charged back to the Company. The expenses charged to the Company are then forgiven by the Parent Company and treated as capital contributions by the Company. For the year ended December 31, 2016, the Parent Company forgave $3,006,752 of expenses.

Personnel have employment contracts with the Parent Company and are assigned to the Company for a portion of their time and prorated based on the amount of time required. The costs related to employees include salaries, 401k match and discretionary contribution, other benefits, and discretionary bonuses.

Note 4. PROPERTY AND EQUIPMENT

The major classes of assets as of the balance sheet date are as follows:

Asset Class		Cost		Accumulated Depreciation/Amortization		Net
Furniture & fixtures	$	200,552	$	(50,351)	$	150,201
Computer & equipment		39,159		(17,096)		22,063
Leasehold improvements		77,171		(19,648)		57,523
Total	$	316,882	$	(87,095)	$	229,787

Note 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 in the first year of operations and 15 to 1 thereafter. Net capital and aggregate indebtedness change daily. As of December 31, 2016, the Company had net capital of $2,076,889, which was $1,976,889 in excess of its required net capital of $100,000, and the ratio of aggregate indebtedness to net capital was 0.70 to 1.

Note 6. SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were issued.

Note 7. CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016.